Exhibit 99.1

Innoviz Announces Receipt of Nasdaq Non-Compliance Letter

Tel Aviv, Israel – March 27, 2026 - Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive-grade LiDAR sensor platforms and complementary software stacks, announced today that it has received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated March 25, 2026, indicating that the Company no longer satisfies Nasdaq Listing Rule 5550(a)(2) based upon a closing bid price of less than $1.00 per share for the Company’s ordinary shares (the “Shares”) for the prior 30 consecutive business day period.

The notification from Nasdaq has no immediate effect on the listing of the Shares, and the Shares will continue to trade on the Nasdaq Capital Market under the symbol “INVZ”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until September 21, 2026, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the Shares is $1.00 per Share or higher for at least ten consecutive trading days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period, subject to determination by the staff of Nasdaq. The Company intends to monitor the closing bid price of its Shares during this grace period and will consider its options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the listing of the Company’s shares on Nasdaq and our ability to regain compliance with applicable Nasdaq rules. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2026, and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.